UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Provisional Earnings in Consolidated Financial Statements Base

(In trillions of KRW)

		Q2 2025	Q1 2025	Changes over Q1 2025(%)	Q2 2024	Changes over Q2 2024 (%)
Revenue	Amount	17.56	17.44	0.7%	18.51	-5.1%
	Yearly Amount	35.00	17.44	-	36.56	-4.3%
Operating Profit	Amount	0.61	0.57	7.0%	0.75	-18.7%
	Yearly Amount	1.18	0.57	-	1.34	-11.9%
Profit before Income Tax	Amount	0.23	0.51	-54.9%	0.72	-68.1%
	Yearly Amount	0.74	0.51	-	1.45	-49.0%
Profit	Amount	0.08	0.34	-76.5%	0.55	-85.5%
	Yearly Amount	0.42	0.34	-	1.15	-63.5%
Profit Attributable to Owners of the Controlling Company	Amount	0.16	0.30	-46.7%	0.53	-69.8%
	Yearly Amount	0.46	0.30	-	1.07	-57.0%

*

The above earnings information is composed based on K-IFRS (Korean International Financial Reporting Standards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 31, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President